THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INVESTMENT COMPANY BOND - BOND CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

As of the Effective Date of this endorsement, the Declarations is amended as follows:

ITEM 4: (but only for a Single Loss that is discovered on or after the Effective Date of this endorsement)

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT

A. FIDELITY
Coverage A.1. Larceny or Embezzlement	$1,500,000	$25,000
Coverage A.2. Restoration Expenses	$1,500,000	$25,000

B. ON PREMISES	$1,500,000	$25,000

C. IN TRANSIT	$1,500,000	$25,000

D. FORGERY OR ALTERATION	$1,500,000	$25,000

E. SECURITIES	$1,500,000	$25,000

F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$1,500,000	$25,000

I. COMPUTER SYSTEMS

Coverage I.1. Computer Fraud	$1,500,000	$25,000

Coverage I.2. Fraudulent Instructions	$1,500,000	$25,000

Coverage I.3. Restoration Expense	$1,500,000	$25,000

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company:    Travelers Casualty and Surety Company of America                                Effective Date: 02/23/201

Policy Number:    106621068

IVBB-19001 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

KENTUCKY - IMPORTANT NOTICE - DISCLOSURE OF LOCAL GOVERNMENT TAXES

In compliance with Kentucky Administrative Regulation 806 KAR 2:092 the company is providing the amount of Kentucky local government tax being charged to the policyholder and the taxing jurisdiction to which the tax is due. Any applicable collection fee is included in the tax.

Taxing Jurisdiction	Amount of Local Government Tax
FAYETTE County	-$101.81
Total	-$101.81

ACF-4028 Ed. 01-10 Printed in U.S.A. ©2010 The Travelers Companies, Inc. All Rights Reserved	Page 1 of 1

Megan M Raines
1000 Windward Concourse
Suite 100
ALPHARETTA, GA 30005
March 7, 2017 Terry LaVoie LANIER\J SMITH\-ATLA 11330 LAKEFIELD DR BLDG 1 STE 100 JOHNS CREEK, GA 30097-1508 This is an Agency Billed Policy.	(678) 317-7766 MMRAINES@travelers.com

This is a Policy Change for

DUPREE MUTUAL FUNDS

125 SOUTH MILL STREET

LEXINGTON, KY 40507

Brand Type:	Select One+ IV Bond
Policy Number:	106621068

Policy Period:	November 1, 2016	to November 1, 2017
Billing Period:	November 1, 2016	to November 1, 2017

Transaction Effective Date:        February 23, 2017

Coverage	Limit	Retention	Previous Policy Number
IV Bond	$1,500,000	$25,000	91M4496A

	Year 1	Year 2	Year 3
Surcharge:	-$36.65	$0.00	$0.00
Tax:	-$101.81	$0.00	$0.00
Return Premium:	($2,175.46)	N/A	N/A

Thank you for placing your business with us.

DUPREE MUTUAL FUNDS

125 South Mill Street

Lexington, KY 40507

March 17, 2017

Securities & Exchange Commission	RE: Dupree Mutual Funds
100 F Street N.E	File No. 811-2918
Washington, DC 20549
Via: EDGAR CORRESPONDENCE

Dear Sirs:

RE:   Investment Company Blanket Bond No 106621068

  Pursuant to Rule 17g-1 please find a copy of the resolution adopted on March 13, 2017 by the Funds’ Board of Trustees, all of whom are independent approving the amount, type, form and coverage of the Bond. As appears from such resolutions, (a) the minimum amount of fidelity coverage the Funds would be required to obtain pursuant to Rule 17g-1(d) (1) is $1,500,000; (b) the Board determined to decrease total coverage on the present bond ($4,125,000). (c) the period for which premiums have been paid with respect to the Bonds expires on November 1, 2017.

  If additional filings or information are necessary, please do not hesitate to contact us.

Yours truly,
DUPREE MUTUAL FUNDS

/s/ Michelle Dragoo

Michelle Dragoo
Vice President

DUPREE MUTUAL FUNDS

TRUSTEES’ ACTION BY WRITTEN CONSENT IN LIEU OF A MEETING

MARCH 13, 2017

The undersigned, being members of the Board of Trustees of Dupree Mutual Funds, a Kentucky business trust (the “Trust”), acting pursuant to Section 4.06 of the Trust’s By-Laws, do hereby adopt the following resolutions by written consent, in lieu of a meeting:

WHEREAS, Dupree Mutual Funds (the “Trust”), on October 26, 2016, renewed the fidelity bond issued to it by Travelers Casualty and Surety Company in the aggregate amount of $4,250,000 covering each officer and employee of the Trust for the one-year term ending November 1, 2017 and filed copies of such fidelity bond with the Securities and Exchange Commission; and

WHEREAS, the Trust has determined to reduce the amount of the fidelity bond to $1,500,000.

NOT THEREFORE, IT IS RESOLVED, by a majority of the Board of Trustees and separately by a majority of the Trustees who are not “interested persons” as that term is defined in the Investment Company Act of 1940 (“Independent Trustees’), that the fidelity bond (the “Bond”) issued by Travelers Casualty and Surety Company, covering each officer and employee of the Trust against larceny and embezzlement, in the amount required by Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”) for a one-year term ending November 1, 2017 and in the proposed form presented at this Meeting, after consideration of all factors deemed relevant by the Board, including but not limited to, (i) the expected value of the aggregate assets of the Trust to which any officer or employee of the Trust may have access; (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Trust’s portfolios, be, and it hereby is, ratified; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, each hereby is, authorized to increase the amount of the Bond coverage from time to time to ensure adequate coverage based upon the value of the Trust’s assets and to enable the Trust to remain in compliance with the 1940 Act and the rules promulgated thereunder; and

FURTHER RESOLVED, that any action taken by the Secretary of the Trust or his or her delegate to make all necessary filings and give all notices and information with respect to such Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; be and each hereby is, ratified and

FURTHER RESOLVED, that any action taken by the appropriate officers of the Trust to make any and all payments and to do any all such further acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions be, each hereby is, ratified.

IN WITNESS WHEREOF, the undersigned, being all of the Trustees of the Trust, have executed this Action, which may be executed in counterparts, each of which shall be considered an original, but all of which together shall be considered one and the same instrument, as of the 13th day of March, 2017.

/s/ James Baughman, Jr.	/s/ William A. Combs, Jr.
James Baughman, Jr.	William A. Combs, Jr.

/s/ C. Timothy Cone	/s/ Ann Rosenstein Giles
C. Timothy Cone	Ann Rosenstein Giles

/s/ Marc A. Mathews
Marc A. Mathews